Greenberg Traurig, LLP
2700 Two Commerce Square
Philadelphia, Pennsylvania 19103
Phone: (215) 988-7800
Facsimile: (215) 988-7801

Steven M. Felsenstein, Esq.
Direct dial:    (215) 988-7837
Direct fax:  (215) 717-5248
felsensteins@gtlaw.com

July 19, 2017

U.S. Securities and Exchange Commission
Division of Investment Management
101 F Street NE
Washington, D.C. 20549
Attention: Ms. Anu Dubey and Mr. Michael Shaffer

Re:	EDGAR Correspondence re SEC Comments on NCP Form PRE-14A
Comments and Consultations with the Staff of the Division

Dear Mr. Shaffer:

I was advised by Ms. Dubey that she is traveling this week, and in her absence she asked that I address my client’s response to the issues that have been resolved with staff of the Division of Investment Management (the “Staff”) in a letter addressed to you. Once again, thank you and your colleagues for taking the time to consult with me regarding the preliminary proxy materials filed by New Century Portfolios (“NCP” or the “Trust”) on June 26, 2017. As discussed during previous comments calls, and then during my conference call with you and your colleagues, I am writing (i) to confirm the changes that will be made in the materials in response to the staff’s comments, and (ii) to confirm supplemental information that was requested during earlier comment calls.

Based upon the concerns of the Staff, the Trust has revised its approach to the principal purpose of the meeting to focus on what is clearly a single unitary issue that will have to be addressed by all of the shareholders of the Trust acting collectively. Specifically, for the reasons we discussed at length during our conference call, the Board of Trustees of the Trust (the “Board”) is proposing to the shareholders of the Trust that they approve an amendment to the Declaration of Trust of NCP (the “Declaration”) to authorize the Board to close the Trust and liquidate all of its assets without a requirement for a shareholder vote to approve that action. We have been advised that _____________________________________________________________________.

1.	Amendment to the Declaration of Trust.

As noted above, the draft of the proxy statement has been revised to submit to the shareholders of the Trust a proposed amendment to the Declaration that would authorize the Board to close the Trust and liquidate all of its assets without a requirement for a shareholder vote to approve that action. Although the Trustees already have the authority to make lesser amendments to the Declaration, that authority is subject to certain limits, and therefore the Board is submitting the proposal for the consideration of shareholders.

As I have advised the Staff, if the amendment is approved the Board has determined to exercise the authority granted by the amendment to approve a proposed Agreement And Plan Of Dissolution And Liquidation (the “Liquidation Plan”) that would provide for the liquidation of the assets of the Trust and the distribution of the appropriate assets to the shareholders of each respective series of the Trust (each a “Portfolio”). I have advised the Staff that the Trustees concluded, for the reason I have set forth below, that such a Board action is in the best interests of the Trust and its shareholders, and it the most ethical way for the Trustees and the Trust to protect the interests of shareholders.

To assure that shareholders considering the proposed amendment are fully aware of the authority that the Amendment would grant to the Board, and of the action that the Board will take pursuant to that power, the proxy statement sets forth the intentions of the Board if the amendment is approved, and provides a copy of the Liquidation Plan.

In conclusion, the Trust, the Trustees, Management, and counsel believe that the amendment will allow the Board and the Trustees to pursue the fairest and most equitable course of action, and effects properly the fiduciary duty of the Trustees.

2.	Confirmation as to specific factors.

a. Management has confirmed to me that the Trust will continue to comply with and stay current on all 1940 Act filings until deregistration.

b. Management has confirmed that it will mark each series and class on EDGAR as inactive after the liquidation.

c. Management has consulted with Ultimus, the transfer agent, and has confirmed that distributions of the liquidation proceeds will be made within 7 days of the liquidation consistent with the time period required under Section 22(e) of the 1940 Act.

3.	Changes in the proxy statement.

a. You noted a staff request to add language regarding estimates of certain costs that would be incurred by the Trust in connection with the liquidation. After further discussion, I have confirmed that the Adviser would be bearing all of the extraordinary expenses that were meant to be covered by that language, we have agreed to revise the language so that it is clear that the reference is to “non-routine” operating expenses, and that those are part of the estimate of what the Adviser has agreed to bear.

b. You asked that we add the name and address of the distributor and of the administrator to the soliciting materials. To make that information obvious and accessible, we have added it at the end of the Q&A that appears up front.

c. You requested that we clarify the language noting that the Trust might incur additional costs related to the solicitation, and provide an estimate of those costs. Management has confirmed that, as I mentioned, those costs incurred by the Trust are covered by the commitment from the Adviser to bear the costs of the liquidation. We have added language confirming that the Adviser will bear such extraordinary costs on page 6.

d. You noted that the form requires disclosure of the identity of holders of more than 5% of the shares outstanding, and of the holdings of management. Management has confirmed to me what has previously been disclosed in filings – there are no beneficial holders of more than 5% of the outstanding shares, and as previously disclosed in the Trust’s SAI, the total holdings of management in the aggregate are less than 1% of the Capital Portfolio, Balanced Portfolio, the International Portfolio and the Alternative Portfolio. This information has been added to the materials.

e. You requested that we add to the materials an estimate of the brokerage costs that would be incurred by the Trust to liquidate its assets. As I noted, most of the assets of the Trust consist of shares of redeemable investment company securities. There will be no commissions to liquidate those assets. Management reviewed the limited number of items that might require the Trust to incur a commission to liquidate, such as ETF shares, but under the Trust’s current trading arrangements the cost in each series is presently calculated to be less than $100 for each Portfolio. We do not believe that that amount is material, but please advise if you still want us to include a statement to that effect.

f. You noted that the reasons for recommending the liquidation of the Trust to the shareholders as set forth in the proxy statement do not include a reference to the costs of operating the Portfolios that is noted in the Q&A materials. We have added that reference into the body of the disclosure.

g. You have asked us to confirm that language indicating that the Trust will apply its assets to the payment, satisfaction and discharge of all existing debts and obligations of the Trust, and distribute in one or more payments the remaining assets among the shareholders of each Portfolio of the Trust will be calculated appropriately for each Portfolio. Management has confirmed that the Trust will apply the assets of each Portfolio to the satisfaction, payment and discharge of the obligations of the respective Portfolio. In accordance with standard fund accounting, each Portfolio will pay its respective share of Trust level expenses under established procedures. We have revised the language on page 9 to clarify that statement.

4.	Matters related to a possible liquidating trust.

The proxy statement notes that a liquidating trust would be established in the event that all of the assets were not in hand (such as a delayed distribution from an investment security held by a series), or because assets could not be distributed promptly to any “lost” shareholders. You asked what assets would be in such a trust, and requested that the Trust confirm that in the event such a liquidating trust is needed it would not be managed. If such a trust is required, then it would hold only the cash that was not distributed (such as amounts to pay uncashed checks for liquidation proceeds). Management has confirmed that the cash would be held by the transfer agent in an unmanaged account until distributed or escheated in accordance with governing laws. No active management of the assets is contemplated, and it is expected that the transfer agent will simply hold such assets. Management also confirms that the liquidating trust will terminate when assets are distributed or escheated.

If needed, this would be accomplished by having the Trust create the liquidating trust with a financial institution and deposit any remaining assets of the Trust in such trust for the benefit of the shareholders that cannot be located. The Trust will issue a letter to Ultimus authorizing it to administer that liquidating trust to hold the cash until paid. As the transfer agent, Ultimus would receive any returned check if a shareholder cannot be located. Management consulted with the transfer agent and confirmed that at the present time there is only one lost shareholder account in the entire Trust valued less than $100. Despite efforts to contact this shareholder, the status of this account has been unresolved for less than two years. The Trust has a policy and procedure to actively identify shareholders, and the low number of such accounts demonstrates that the Trust and Ultimus have been effective in following up regularly regarding these matters. We have enclosed as an annex the page setting forth Compliance Policy number 10 relating to “Lost Shareholders.”

Ultimus also has confirmed to Management that it keeps the Trust’s toll-free phone number “live” for approximately six months after the completion of the liquidation, so a lost shareholder will be able to reach the transfer agent. Ultimus also confirmed that it is in compliance with transfer agent rules, including Rule 17Ad-17.

We also discussed the possibility that the delay in the receipt of a dividend or distribution by the Trust could necessitate holding open a liquidating trust to receive and distribute such proceeds. Management has consulted with Ultimus, and does not anticipate at this time that such a scenario is likely, because the plan is to make a final distribution of any dividends or distributions to shareholder prior to the liquidation date, and it is not anticipated that any delayed income or gains will be received after that occurs.

I believe that this addresses the questions and requested changes we discussed during our call yesterday. Please let me know if you would like to further discuss any of these matters. I may be reached at the numbers set forth at the beginning of this letter.

Best regards,

/s/ Steven M. Felsenstein

Steven M. Felsenstein

cc:	Nicole Tremblay, Esq. (electronic)
Richard Cutshall, Esq. (electronic)